Exhibit B
The exchange offer or business combination described herein would be made for the securities of a foreign company. The offer would be subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Gemplus and Axalto Schedule First Steps
to Close the Gemalto Combination on June 2, 2006
Amsterdam and Luxemburg, May 26, 2006 – Axalto Holding N.V. (Euronext: NL0000400653 – AXL) and Gemplus International S.A. (Euronext: LU0121706294 – GEM and NASDAQ: GEMP) announce today that, subject to completion of customary contractual conditions, the first steps to close the Gemalto combination are expected to occur on June 2, 2006 in Amsterdam. On that date, Gemplus is expected to make a distribution of €0.26 per Gemplus share from its available reserves (share premium) to all Gemplus shareholders of record at market close of Eurolist by Euronext on June 2, 2006, and the Texas Pacific Group and the Quandt family entities, Gemplus’ largest shareholders representing approximately 43.6% of Gemplus’ share capital, are expected to contribute their Gemplus shares to Axalto in exchange for new Gemalto shares. This contribution in kind will be followed by a voluntary exchange offer by Gemalto to all remaining Gemplus shareholders at the same exchange ratio, subject to regulatory approvals.
Olivier Piou, Chief Executive Officer of Axalto, comments: “We are delighted to have scheduled the closing of the first step marking the creation of Gemalto.”
Alex Mandl, Chief Executive Officer of Gemplus, adds: “We look forward to accomplishing this next step toward realizing the bright future of Gemalto.”

Axalto:	Gemplus:

Corporate Media Relations	Senior Vice-President, Corporate Communications
Emmanuelle SABY	Rémi CALVET
M.: +33(0) 6 09 10 76 10	M.: +33(0) 06 22 72 81 58
esaby@axalto.com	remi.calvet@gemplus.com

TBWA \ CORPORATE
Emlyn KORENGOLD	Edelman Paris
T.: +33(0) 1 49 09 66 51	Frédéric BOULLARD
M.:+33(0) 6 08 21 93 74	T.: +33(0) 1 56 69 73 95
emlyn.korengold@tbwa-corporate.com	frederic.boullard@edelman.com

Investor Relations
Stéphane BISSEUIL
T.:+33(0) 1 55 01 50 97
M.:+33(0) 6 86 08 64 13
sbisseuil@axalto.com
Important Information
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto Holding N.V. (“Axalto”) or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus International S.A. (“Gemplus”), nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.
Any solicitation of offers to buy any Gemplus shares (including Gemplus shares represented by Gemplus American Depositary Shares) in the United States in the transaction described herein would only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto would expect to send to holders of Gemplus securities, in accordance with or pursuant to an exemption from the U.S. securities laws. Investors and security holders who are U.S. persons are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials, as well as any amendments and supplements to those documents because they will contain important information.
Holders of Gemplus securities are requested to refer, if and when filed by Axalto, to the prospectus (note d’information) that would be available on the website of the AMF (www.amf-france.org).